ADAMIS PHARMACEUTICALS CORPORATION 10-K

Exhibit 21.1

 SUBSIDIARIES OF ADAMIS PHARMACEUTCALS CORPORATION.

Name	State of Incorporation
U.S. Compounding, Inc.	Arkansas
Biosyn, Inc.*	Pennsylvania
Adamis Corporation*	Delaware

*The inclusion of the subsidiary is not an admission by the Company that the subsidiaries, either individually or taken together, are “significant” under applicable SEC rules.